SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                                Panavision Inc.
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                               (Name of issuer)

                    Common Stock, par value $.01 per share
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                        (Title of class of securities)

                                   69830E209
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                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 27, 2002
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                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



                            Exhibit Index on Page 8

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CUSIP No. 69830E209                   13D                   Page 2 of 8 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            M & F Worldwide Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3        SEC USE ONLY


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4        SOURCE OF FUNDS

            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                          7    SOLE VOTING POWER

                                   0
 NUMBER OF               ------------------------------------------------------
   SHARES                 8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         0
    EACH                 ------------------------------------------------------
 REPORTING                9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                           0
                         ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                   0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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14       TYPE OF REPORTING PERSON

            CO
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

-------------------------------------------------------------------------------
CUSIP No. 69830E209                 13D                Page 3 of 8 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PVI Acquisition Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                  0
  NUMBER OF              ------------------------------------------------------
    SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                       0
     EACH                ------------------------------------------------------
  REPORTING                9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                         0
                         ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------

                  This statement amends and supplements the Statement on
Schedule 13D dated April 20, 2001, as amended by Amendment No. 1 thereto, dated December 28, 2001 and Amendment No. 2 thereto, dated July 26, 2002 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by M & F Worldwide Corp., a Delaware corporation ("M & F Worldwide"), and PVI Acquisition Corp., a Delaware corporation ("PVI Acquisition"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended by adding the following:

                  On July 26, 2002, M & F Worldwide entered into a settlement agreement (the "Settlement Agreement") pursuant to which the parties thereto agreed to settle and dismiss a consolidated derivative and class action, In re M & F Worldwide Corp. Shareholder Litigation (No. 18502), and a derivative action, Furtherfield Partners, et al. v. Ronald O. Perelman (No. 19203), relating to the acquisition by M & F Worldwide of 7,320,225 shares of Common Stock (the "Shares"), from PX Holding Corporation, a Delaware corporation ("PX Holding") and a direct wholly owned subsidiary of Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings").

                  The Delaware Court of Chancery approved the Settlement Agreement on October 1, 2002 and entered a Final Order and Judgment in Civil Action No. 18502 on that date, and a Final Order and Judgment in Civil Action No. 19203 on October 28, 2002. The terms of the Settlement Agreement require the parties thereto to undertake certain actions (as described below) within ten business days of Final Approval of the Settlement Agreement, as that term is defined therein. As no party to Civil Action Nos. 18502 and 19203 filed an appeal, Final Approval occurred on November 27, 2002.

                  In connection with the Settlement Agreement, on December 3, 2002 (the "Closing Date"), PX Holding, M & F Worldwide and PVI Acquisition entered into a letter agreement (the "Common Stock Letter Agreement"), pursuant to which PX Holding purchased the Shares from PVI Acquisition for an aggregate consideration consisting of (i) 1,500,000 shares of common stock, par value $.01 per share, of M & F Worldwide ("M & F Worldwide Common Stock"),
(ii) 6,182,153 shares of Series B Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share of M & F Worldwide ("M & F Worldwide Series B Preferred Stock"), and (iii) $80,000,000 in cash. In addition, on the Closing Date, Mafco Holdings and M & F Worldwide entered into a letter agreement (the "Preferred Stock Letter Agreement"), pursuant to which Mafco Holdings delivered 666,677 shares of M & F Worldwide Series B Preferred Stock to M & F Worldwide in exchange for (i) 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of the Company (the "Panavision Series A Preferred Stock"), and (ii) $976,250 in cash.

                  A copy of the Common Stock Letter Agreement is attached hereto as Exhibit 17 and a copy of the Preferred Stock Letter Agreement is attached hereto as Exhibit 18. The description of the Common Stock Letter Agreement and the Preferred Stock Letter Agreement are qualified in their entirety by reference to the Common Stock Letter Agreement and the Preferred Stock Letter Agreement, respectively.

                  In addition, the following agreements were also entered into in connection with the Settlement Agreement:

                   (i) M & F Worldwide and the Company entered into a letter agreement (the "1998 Registration Rights Termination Letter Agreement"), dated as of the Closing Date, terminating the Registration Rights Agreement, dated as of June 5, 1998, as amended, between such parties (formerly between Panavision and PX Holding), pursuant to which M & F Worldwide had received registration rights relating to certain shares of Common Stock and Panavision Series A Preferred Stock; and

                   (ii) M & F Worldwide and the Company entered into a letter agreement (the "M & F Worldwide-Panavision Termination Agreement"), dated as of the Closing Date, terminating any obligations relating to the letter, dated as of April 19, 2001, between such parties, respectively.

                  A copy of the 1998 Registration Rights Termination Letter Agreement is attached hereto as Exhibit 19 and a copy of the M & F Worldwide-Panavision Termination Agreement is attached hereto as Exhibit 20. The description of the 1998 Registration Rights Termination Letter Agreement and the M & F Worldwide-Panavision Termination Agreement are qualified in their entirety by reference to the 1998 Registration Rights Termination Letter Agreement and the M & F Worldwide-Panavision Termination Agreement, respectively.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended by adding the following:

                  (a)-(b) As of November 14, 2002, based upon information provided by the Company, there were 8,769,919 outstanding shares of Common Stock (net of shares held in the Company's treasury). M & F Worldwide and PVI Acquisition no longer share beneficial ownership of any shares of Common Stock or other shares of capital stock of the Company. Howard Gittis, Chairman, President and Chief Executive Officer of M & F Worldwide, beneficially owns 82,500 shares of Common Stock representing approximately 0.9% of the Common Stock outstanding.

                  (c) There were no transactions by the Reporting Persons during the past 60 days, other than the transactions described in Item 4 of this Schedule 13D and the transactions described below.

                  The following open market purchases were effected by Howard
Gittis:

                           TRADE DATE             NO. SHARES             PRICE

                               10/21/02             1,000                $3.84

                               11/5/02             22,000                $3.40

                               11/27/02             2,000                $3.05

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                 Exhibit 17 Common Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding
                                              Corporation and M & F Worldwide
                                              Corp.

                 Exhibit 18 Preferred Stock Letter Agreement, dated as of December 3, 2002, by and between PX
                                              Holding Corporation and M & F
                                              Worldwide Corp.

                 Exhibit 19 1998 Registration Rights Termination Letter Agreement, dated as of December 3, 2002, by and between PX Holding
                                              Corporation and Panavision Inc.

                 Exhibit 20 M & F Worldwide-Panavision Termination Agreement, dated as of December 3, 2002, by and between Panavision Inc. and M & F Worldwide Corp.

                 Exhibit 21                   Press Release, dated December 3,
                                              2002

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.



Dated:   December 4, 2002


                                            M & F WORLDWIDE CORP.
                                            PVI ACQUISITION CORP.


                                            By:  /s/ Glenn P. Dickes
                                                 ------------------------------
                                                  Glenn P. Dickes
                                                  Secretary

                                 EXHIBIT INDEX
      Exhibit
      -------

        17 Common Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

        18 Preferred Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

        19 1998 Registration Rights Termination Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and Panavision Inc.

        20 M & F Worldwide-Panavision Termination Agreement, dated as of December 3, 2002, by and between Panavision Inc. and M & F Worldwide Corp.

        21           Press Release, dated December 3, 2002